

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

Mail Stop 4631

November 25, 2009

Ms. Tian Jia
Chief Executive Officer and Chief Financial Officer
Great Wall Builders Ltd.
2620 Fountainview #115B
Houston, TX 77057

RE: **Form 8-K Item 4.01 filed November 6, 2009**
         Form 8-K/A Item 4.01 filed November 19, 2009
         Form 8-K/A Item 4.01 filed November 24, 2009
         File #333-153182

Dear Ms. Jia:

        We have completed our review of your Form 8-K and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3866.

                                            Sincerely,

                                            Jeffrey Gordon
                                            Staff Accountant